Exhibit 99.1

SINGAPORE (July 05, 2023) - Karooooo Limited (NASDAQ: KARO) (“Karooooo” or “The Company”) today announced that the Company will release its First Quarter 2024 Financial Results on Wednesday, July 19, 2023 shortly after 04:00 p.m. Eastern Time.

Webcast: The Company will host a corresponding Zoom webinar on Thursday, July 20, 2023 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time).

Investors and analysts interested in participating in the call are invited to join the Zoom webinar at: https://us02web.zoom.us/j/86030725530

Webinar ID: 860 3072 5530

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

For more information, visit www.karooooo.com.

Investor Relations Contact: IR@karooooo.com.